SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2017

IRSA Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.

(Translation of registrant´s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F ☒                                  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                  No ☒

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated July 20, 2017, filed by the Company with the Bolsa de Comercio de Buenos Aires  and the Comisión Nacional de Valores.

By letter dated July 20, 2017, the Company reported that, in relation to the decision by IRSA Commercial Properties S.A. to not proceed with the previously announced proposed global offering, the Company, as the Selling Shareholder, has decided not to proceed with the previously announced proposed offering. The offering described in the preliminary prospectus dated July 7, 2017, has accordingly been discontinued.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets

Dated: July 21, 2017